SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities)

William J. Weber

President and Chief Executive Officer

7740 Milestone Parkway, Suite 400

Hanover, MD 21076

(410) 539-2837

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jonathan F. Wolcott, Esq.	Frederick S. Green, Esq.
Holland & Knight LLP	Weil Gotshal & Manges LLP
1650 Tysons Boulevard, Suite 1700	767 Fifth Avenue
Tysons, VA 22102	New York, NY 10153
(703) 720-8600	(212) 310-8000

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of the KeyW Holding Corporation, a Maryland corporation, (the “Company”) by Atom Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated April 21, 2019, among the Company, Parent and Merger Sub (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Company common stock for $11.25 per share in cash, without interest. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”):

(i)        Executive Communication to Employees of the Company, dated May 1, 2019.

(i)                                    Executive Communication to Employees of the Company, dated May 1, 2019.

KeyW Colleagues,

It’s been about a little over a week since we announced the agreement with Jacobs to acquire KeyW. Since then, I’ve been focused on communicating with many of you what I believe are the real, tangible benefits of becoming part of a technology-focused, global corporation and a business whose leadership believes in and practices local execution and decision making. As I have said many times, I truly believe combining with Jacobs can be an incredible growth opportunity not just for the business but also—most importantly—for you as talented professionals.

First, I want to thank you for the honest and open feedback at our all hands meetings. It’s important for everyone to share concerns and questions so our leaders understand your information needs and can help navigate effectively through the transaction period and the uncertainties it brings. While I believe this is a great opportunity for everyone, I also recognize that some may feel differently about it for various reasons. I ask you to keep an open mind through the transaction and into integration. Take time to learn about Jacobs’ company leadership and culture. The company strives to constantly evaluate its own strategy and the addition of KeyW provides an inflection point to do that. Given our natural fit with their strategy, I personally view this as an opportunity. I hope you can, too.

I also want to highlight some important information:

•                  As a condition of the agreement, KeyW’s benefits will not be reduced for the year following close.

•                  The Transition Center on KeyStone contains the latest information about the transaction and includes a regularly updated list of FAQs. Let your leaders and supervisors know if you have any questions not addressed there.

•                  High-level integration planning kicks off on Monday, May 6, led by John Sutton and Andrea Zahlis. Integration updates will be provided regularly throughout the entire integration process. If you have a desire to be a part of integration activities—then we want you! Please let your leaders know so we can find the right place for you in the integration efforts.

Our immediate path forward is clear: stay focused on running the KeyW business while the transaction team completes its tasks and the integration planning team prepares for the next phase of the acquisition. My goals are to provide you with the information you need to prepare for a smooth and seamless integration with Jacobs. The executive team and I are committed to providing you with frequent updates, clarifying expectations and focusing on operational excellence. Please anticipate regular integration information delivered through email, KeyStone and your leaders.

Thanks for everything you do—it remains a pleasure and an honor to serve as your President & CEO.

Bill

Bill Weber
President and Chief Executive Officer
KeyW Corporation
7740 Milestone Parkway, Suite 400 | Hanover, MD 21076

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication contained in this filing may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in the communication contained in this filing has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE

URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.